

July 2, 2014

<u>Via E-mail</u>
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

> **Re: salesforce.com, inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2014**
> **Filed March 5, 2014**
> **File No. 001-32224**

Dear Mr. Smith:

We have reviewed your letter dated May 30, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 13, 2014.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations</u>

<u>Fiscal Years Ended January 31, 2014 and 2013</u>

<u>Revenues, page 45</u>

1.   We note that your explanation of the 33% increase in revenues in fiscal 2014 does not specify in quantitative terms the contributions from what you disclose as the "volume-driven increases from new customers, upgrades and additional subscriptions from existing customers and a decline in attrition rates." In addition, you disclose on page 46,

that the acquisition of ExactTarget in July 2013 resulted in a majority of the increased demand for services in 2014. Please tell us why you have not disclosed more quantitative analysis of revenues resulting from the contributing factors you disclosed as well as from the acquisition of ExactTarget. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Non-GAAP Financial Measures

Non-GAAP gross profit, Non-GAAP operating profit and Non-GAAP net income

Income Tax Effects and Adjustments, page 56

2.   We note your response to prior comment 3 including the reconciliation of the components of non-GAAP tax expense. In future filings please provide similar information in your disclosures. Refer to Compliance and Disclosure Interpretation 102.11 which indicates that regardless of the format of the presentation, registrants should disclose how the tax effect in a non-GAAP performance measure is calculated.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant